
SEC MAIL PROCESSING
RECEIVED
JUN 29 2010
WASH, D.C.
193
SECTION


10031423

SECU ... SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 53101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/09 (MM/DD/YY) AND ENDING 04/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lurie Besikof Lapidus Private Investment Banking, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 Wayzata Boulevard

(No. and Street)

Minneapolis	Minnesota	55405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin B. Besikof 612-381-8879

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC

(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001	Baton Rouge	Louisiana	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin B. Besikof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lurie Besikof Lapidus Private Investment Banking, LLC, as of April 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LISA A. MUNIGHAN
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Signature

President

Title

Lisa A. Munighan

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

STATEMENT OF FINANCIAL CONDITION APRIL 30, 2010

ASSETS

Cash	$	74,762

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	2,394
Due to parent company		37,102
		39,496
Member's equity		35,266
	$	74,762

The accompanying notes are an integral part of this statement.

LURIE BESIKOF LAPIDUS PRIVATE
INVESTMENT BANKING, LLC

STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2010

REVENUES	
Merger and acquisition fees	$ 1,408,352
Other income	2,465
Total revenues	1,410,817
EXPENSES	
Operating expenses	541,268
NET INCOME	$ 869,549

The accompanying notes are an integral part of this statement.

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED APRIL 30, 2010

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance, May 1, 2009	$ 189,233	$ (150,516)	$ 38,717
Additional capital contributed	65,000	-	65,000
Distributions to the parent company	-	(938,000)	(938,000)
Net income	-	869,549	869,549
Balance, April 30, 2010	$ 254,233	$ (218,967)	$ 35,266

The accompanying notes are an integral part of this statement.

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS YEAR ENDED APRIL 30, 2010

Subordinated borrowings at May 1, 2009	$	-
Increases		-
Decreases		-
Subordinated borrowings at April 30, 2010	$	-

The accompanying notes are an integral part of this financial statement.

LURIE BESIKOF LAPIDUS PRIVATE
INVESTMENT BANKING, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 869,549
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts payable	1,988
Increase in due to parent	28,899
Net cash provided by operating activities	900,436
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid to the parent company	(938,000)
Additional capital contributed	65,000
Net cash used in financing activities	(873,000)
NET INCREASE IN CASH	27,436
Cash, beginning of year	47,326
Cash, end of year	$ 74,762

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Lurie Besikof Lapidus Private Investment Banking, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is primarily an agent for clients in merger and acquisition transactions generally in the midwestern United States.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

Merger and acquisition fees are recognized primarily as transactions are completed.

Income Taxes

The Company is a limited liability company. The only member of the Company is a partnership (the Parent Company). Amounts due for federal and state income taxes are not reflected in the financial statements, but rather the taxable income or loss of the Company is included on the Parent Company's income tax return.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of demand deposits with financial institutions and highly liquid investments having original maturities of three months or less.

Fair Value

Cash is considered a short-term instrument, the carrying amount is a reasonable estimate of fair value.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

Effective July 1, 2009, the Company adopted new accounting guidance related to U.S. GAAP. This guidance establishes the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) as the source of authoritative U.S. GAAP recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. FASB ASC supersedes all existing non-SEC accounting literature not included in FASB ASC has become nonauthoritative. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs), which will serve to update FASB ASC, provide background information about the guidance and provide the basis for conclusions on the changes to FASB ASC. FASB ASC is not intended to change U.S. GAAP or any requirements of the SEC. This guidance is effective for the Company as of April 30, 2010.

2. Related Party Transactions and Balance

The Company shares office facilities with its Parent Company and various charges are incurred for rent, lease of employee, and other administrative expenses, which amounted to $483,389. The Company is responsible for its own direct expenses. The balance due to the Parent is non interest bearing and due on demand.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at April 30, 2010, the net capital ratio was 1.12 and net capital was $35,266, which exceeded the minimum capital requirement by $30,266.

The Company operates under the provisions of paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the remaining provisions of the rule. All accounts are on a fully disclosed basis. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

NOTES TO FINANCIAL STATEMENTS

4. Concentration

The Company earned approximately 40%, 40%, and 18% of its merger and acquisition fees from three clients, respectively.

5. Subsequent Events

Management has evaluated subsequent events through June 15, 2010, the date that the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Auditor's Report – Supplementary Information Required by Rule 17a-5 Of The Securities And Exchange Commission

The Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Lurie Besikof Lapidus Private Investment Banking, LLC as of and for the year ended April 30, 2010, and have issued our report thereon dated June 15, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 15, 2010

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL
APRIL 30, 2010

NET CAPITAL		
Member's equity	$	35,266
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required		5,000
EXCESS NET CAPITAL	$	30,266
AGGREGATE INDEBTEDNESS	$	39,496
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.12 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a one dollar rounding difference.

See independent auditors' report on supplementary information.

Report on Internal Control Required By SEC Rule 17a-5 For a Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3

The Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Lurie Besikof Lapidus Private Investment Banking, LLC (the Company), as of and for the year ended April 30, 2010, (on which we have issued our report thereon dated June 15, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 15, 2010

AGREED-UPON PROCEDURES

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Accountant's Report
On Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2010, which were agreed to by Lurie Besikof Lapidus Private Investment Banking, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Lurie Besikof Lapidus Private Investment Banking, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Lurie Besikof Lapidus Private Investment Banking, LLC's management is responsible for Lurie Besikof Lapidus Private Investment Banking, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2010, as applicable with the amounts reported in Form SIPC-7T for the period from May 1, 2009 to April 30, 2010, noting no differences;

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences, as there were no adjustments proposed;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC -7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, as there was no prior overpayment applied.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such as opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 15, 2010

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

FINANCIAL STATEMENTS

APRIL 30, 2010


P&N
Postlethwaite
& Netterville

A Professional Accounting Corporation

www.pncpa.com

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FACING PAGE	2
OATH OR AFFIRMATION	3
FINANCIAL STATEMENTS	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Equity	6
Statement of Changes in Subordinated Borrowings	7
Statement of Cash Flows	8
Notes to Financial Statements	9 – 11
Independent Auditor's Report – Supplementary Information Required by Rule 17a-5 Of The Securities And Exchange Commission	12
Schedule I Computation of Net Capital	13
Report on Internal Control Required By SEC Rule 17a-5 For a Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3	14 – 15
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	16 – 17
Schedule of Assessments and Payments (Form SIPC-7T)	18 – 19

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

INDEPENDENT AUDITORS' REPORT

The Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Lurie Besikof Lapidus Private Investment Banking, LLC as of April 30, 2010, and the related statements of income, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lurie Besikof Lapidus Private Investment Banking, LLC as of April 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 15, 2010

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611